

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

August 16, 2017

<u>VIA E-mail</u>
John V. Oyler
Chief Executive Officer and Chairman
BeiGene, Ltd.
c/o Mourant Ozannes Corporate Services (Cayman) Limited
94 Solaris Avenue, Camana Bay
Grand Cayman
Cayman Islands

> **Re:** **BeiGene, Ltd.**
> **Form 10-K**
> **Filed March 22, 2017**
> **File No. 001-37686**

Dear Mr. Oyler:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare & Insurance